Exhibit 4.1

SECOND AMENDMENT TO

SHAREHOLDER RIGHTS AGREEMENT

This Second Amendment to Shareholder Rights Agreement, dated as of January 6, 2012 (this “Amendment”) is between Scott’s Liquid Gold-Inc., a Colorado corporation (the “Company”), and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent (the “Rights Agent”).

WITNESSETH

WHEREAS, the Company and Wells Fargo Bank Minnesota, N.A. were parties to that certain Shareholder Rights Agreement, dated February 21, 2001, as amended by the Amendment to Shareholder Rights Agreement, dated February 15, 2011 (the “Rights Agreement”);

WHEREAS, the Company desires the Rights Agent to replace Wells Fargo as rights agent and the Rights Agent agrees to accept such obligations and responsibilities; and

WHEREAS, the Company now desires to amend the Rights Agreement as set forth in this Amendment.

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

A. The Rights Agent shall be Broadridge Corporate Issuer Solutions, Inc.

B. The second sentence of Section 2 shall be deleted in its entirety.

C. The second sentence of Section 18 shall be amended and restated in its entirety as follows:

The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any and all loss, liability, damages, claims or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses (including reasonable attorneys’ fees and expenses) of defending against any claim of liability for any of the foregoing.

D. Section 20(c) shall be amended and restated in its entirety as follows:

The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith, or willful misconduct.

E. The fifth sentence of Section 21 shall be amended and restated in its entirety as follows:

Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or the State of

Colorado (or of any other State of the United States), in good standing, which is authorized under such laws to exercise corporate trust and/or stock transfer powers and is subject to supervision or examination by federal or state authority and which has at the time of its appointment as Rights Agent, together with its affiliated entities whose assets would be subject to claims by the Company, a combined capital and surplus of at least $50,000,000.

F. Effectiveness. This Amendment shall be deemed effective as of the date first above written, as if executed on such date. Except to the extent specifically amended hereby, the Rights Agreement and all related documents as amended hereby shall remain in full force and effect.

G. Governing Law. This Amendment shall be deemed to be a contract made under the laws of the State of Colorado and for all purposes shall be governed by and construed in accordance with the provisions of the Rights Agreement except to the extent specifically amended hereby.

H. Counterparts. This Amendment may be executed in any number of counterparts, and each of such counterparts shall be for all purposes deemed to be an original, and all such counterparts together shall constitute but one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Amendment to be duly executed as an instrument under seal and attested, all as of the day and year first above written.

SCOTT’S LIQUID GOLD-INC.	BROADRIDGE INVESTOR COMMUNICATION SOLUTIONS, INC., as Rights Agent

/s/ Mark E. Goldstein	/s/ John P. Dunn
Mark E. Goldstein President and Chief Executive Officer	John P. Dunn Officer

[Signature Page to Amendment to Rights Agreement]